July 7, 2023

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street NE Washington, D.C. 20549 Attn: Jenny O’Shanick and Geoff Kruczek

Re:	Captivision Inc.

Registration Statement on Form F-4

Filed June 1, 2023

File No. 333-271649

Dear Ms. O’Shanick and Mr. Kruczek:

On behalf of our client, Captivision Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 14, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form F-4, filed on June 1, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Form F-4 filed June 1, 2023

Certain Unaudited Projected Financial Information

Fairness Opinion of Houlihan Capital, page 158

1.

We note your response to prior comment 8. Please address the part of that comment to clarify whether and, if so why, the advisor excluded any companies or transactions meeting the selection criteria from the analyses.

Response: The Company has revised the disclosure on page 159 of Amendment No. 2 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 220

2.

We note your response to prior comment 12; however, you have not provided us with sufficient information to support your presentation of negative cash. Please provide to us your assessment of the likelihood the business combination will occur in the maximum redemption scenario as currently presented. If the business combination is unlikely to occur, revise to present a redemption scenario showing the maximum redemptions where management believes the business combination is probable to occur. If you believe the business combination is probable to occur under the maximum redemption scenario, as currently presented, consider the guidance of paragraph 8 of IAS 7 and tell us whether or not you have a history of positive and negative cash balances and whether or not your banking agreement contemplates you having a negative cash balance in the amount presented in your pro forma balance sheet. In addition, refer to paragraph 42 of IAS 32 and tell us whether or not a legally enforceable right of offset exists to permit the presentation of negative cash. Please advise or revise as necessary.

Response: The Company has revised the Unaudited Pro Forma Condensed Combined Balance Sheet under the maximum redemption scenario, including the adjustments made to the “other current liabilities” line item on page 225 of Amendment No. 2, to result in a zero “cash and cash equivalent” balance.

The Company further advises the Staff that, if approved by the shareholders of Jaguar Global Growth Corporation I, a Cayman Islands exempted company (“JGGC”), the business combination will be able to proceed under the maximum redemption scenario as a result of the proposed amendment by special resolution to JGGC’s Existing Governing Documents to eliminate the limitation that JGGC shall not redeem public shares to the extent that such redemption would cause JGGC’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”) in order to allow JGGC to redeem public shares irrespective of whether such redemptions would breach the Redemption Limitation.

GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Material Cash Requirements, page 302

3.	Please disclose the part of your response to prior comment 19 that explains the source of funds for repaying your March 2023 convertible bond.

Response: The Company has revised the disclosure on page 305 of Amendment No. 2 to clarify that the Company expects to use proceeds from a potential third-party equity investment into GLAAM to repay the convertible bond to Charm Savings Bank prior to the consummation of the business combination.

Non-IFRS Measures

Adjusted EBITDA, page 304

4.

We note your response to prior comment 20. Please clarify what the adjustment for ‘net operating loss’ is and how it is calculated. We further note that several of the items you discussed in your response appear to be normal recurring cash operating expenses necessary to operate the business. The development cost set aside appears to be write-offs for R&D costs for failing to meet technical feasibility on a project, which would not be considered unusual for a company engaged in developing new products. In addition, a discontinued marketing campaign is also not unusual and rather, is a normal operating expense used to generate revenues. Please revise to remove these adjustments in your next amendment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the adjustment for “net operating loss” accounts for net non-operating expenses. The adjustment is calculated by aggregating (i) finance income (US$ 4,233,034), (ii) finance costs (US$ (1,120,831)), (iii) other income (US$ 5,199,803) and (iv) other expenses (US$ (15,169,616)). The adjustment excludes the interest expense (US$ 919,466), which has been accounted for in “finance costs.” Further, the Company has revised the disclosure on page 307 of Amendment No. 2 to address the Staff’s comment.

Part II. Information not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1 - Opinion of Conyers Dill & Pearman LLP, page II-2

5.

We note the assumptions in Section 2(c), (e) and (f). These assumptions are not appropriate as they relate to matters underlying the opinion to be rendered. Please have counsel provide a revised opinion that limits the applicability of these assumptions. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Conyers, Dill & Pearman LLP (“Conyers”) believes that the assumptions in question are standard for a Cayman Islands legality opinion and have been recently accepted by the Commission in other transactions.

Specifically, the assumption in Section 2(c) does not “assume away” the relevant issue (i.e., that the company has taken all corporate actions necessary) and is required to cover specific questions of fact, namely, that all board members at the time actually executed the resolutions and since their passing such resolutions have not been revoked or modified by the board. Conyers does not consider such questions of fact to be “readily ascertainable.”

The assumption in Section 2(e) is required to cover specific questions of fact, namely, that actual payment, as applicable, is made and that, upon issuance, the Register and Transfer Agency will update the share register accordingly. Conyers does not consider such questions of fact to be “readily ascertainable” and, furthermore, these items are also forward looking since the share issuance (and, in turn, payment/ share register updates, etc.) will occur after the date of Conyers’ opinion.

The assumption in Section 2(f) does not “assume away” the relevant issue (i.e., that the company has sufficient authorized share capital) and is required to cover specific questions of fact, namely, that at the time of issuing the shares (which will occur after the date of Conyers’ opinion), the Company will not issue a number of shares which exceeds its authorized share capital (as set out in its memorandum and articles of association at the time of issuance). Conyers does not consider such questions of fact to be “readily ascertainable” as, given the forward looking nature of the opinion, it does not know the exact number of shares which will be issued and, the Company will not adopt its intended amended and restated memorandum and articles of association until Closing.

Exhibit 8.1 - Tax Opinion of Paul Hastings LLP, page II-2

6.

Please have tax counsel revise their 8.1 opinion to expressly consent to the reference to their firm under the caption “Legal Matters” in the prospectus, consistent with Section IV of Staff Legal Bulletin No. 19.

Response: Tax counsel has revised its opinion to address the Staff’s comment.

General

7.

We note your response to prior comment 27 and your revised disclosures on page 108 that each of Barclays and Citigroup “disclaimed any responsibility for this Proxy Statement/Prospectus.” However, your response to prior comment 25 stated that “the Company is not aware of either of the underwriters disclaiming responsibility for such disclosure.” Please revise to clarify this apparent discrepancy.

Response: The Company has revised the disclosure on page 109 of Amendment No. 2 to address the Staff’s comment.

8.	Please provide us with the letter and e-mails referenced in your response to prior comment 26.

Response: JGGC has separately provided the Staff with the letter and emails requested. Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, JGGC is providing this additional information to the Staff on a supplemental basis only (the “Supplemental Information”) and it is not to be filed with or deemed part of the Amendment No. 2. Pursuant to Rule 418(b) and Rule 12b-4, we hereby request on behalf of JGGC that the Supplemental Information be returned to JGGC or destroyed promptly following completion of the Staff’s review of the Supplemental Information.

* * *

Please do not hesitate to contact Elliott M. Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Dr. Orhan Ertughrul, Captivision Inc.

4